Willis Towers Watson Securities, LLC

(A Wholly Owned Subsidiary of Willis of Michigan, Inc.)

(SEC I.D. No. 317602)

Financial Statements as of and for the
Period August 18, 2022 (date of registration) to
December 31, 2022, Supplemental Schedules as of and
for the Period August 18, 2022 (date of registration) to
December 31, 2022, and Report of Independent
Registered Public Accounting Firm

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document

WILLIS TOWERS WATSON SECURITIES, LLC
(A Wholly Owned Subsidiary of Willis of Michigan, Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response…	12.00

SEC FILE NUMBER
8-70858

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 08/18/2022 AND ENDING 12/31/2022
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Willis Towers Watson Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
200 Liberty Street, 7th Floor
(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mr. Kevin Earls, Chief Executive Officer	212-915-7814	kevin.earls@wtwco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith & Brown PC
(Name – if individual, state last, first, middle name)

1411 Broadway, 23rd Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Earls, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Willis Towers Watson Securities, LLC, as of December 31, 2022, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Kevin Earls
Chief Executive Officer of
Willis Towers Watson Securities, LLC



Notary Public

02/28/2023.

MARIA F. MAWYIN MUNOZ
Notary Public, State of New York
Reg. No. 01MA6268499
Qualified in Queens County
Commission Expires Sept 10, 2024

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Those Charged with Governance of
Willis Towers Watson Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Willis Towers Watson Securities, LLC (the "Company") as of December 31, 2022, the related statements of operations, changes in member's equity and cash flows, for the period from August 18, 2022 (date of registration) to December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the period from August 18, 2022 (date of registration) to December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2022.

New York, New York

February 28, 2023

WILLIS TOWERS WATSON SECURITIES, LLC
(A Wholly Owned Subsidiary of Willis of Michigan, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS

Cash	$	4,981,419
Commissions and fees receivable		275,000
Other receivables from Parent		228,155
TOTAL	$	5,484,574

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Payable to Parent	$	2,291,554
Accounts payable, accrued expenses, and other liabilities		19,939
Total liabilities		2,311,493
MEMBER'S EQUITY:		3,173,081
TOTAL	$	5,484,574

See notes to financial statements.

WILLIS TOWERS WATSON SECURITIES, LLC
(A Wholly Owned Subsidiary of Willis of Michigan, Inc.)

STATEMENT OF OPERATIONS
FOR THE PERIOD AUGUST 18, 2022 (date of registration) TO DECEMBER 31, 2022

REVENUES:	
Override and trading commissions	$ 5,206,419
EXPENSES:	
Employee compensation and benefits	246,261
Regulatory and professional fees	69,773
Other operating expenses	1,430,990
Total expenses	1,747,024
INCOME BEFORE TAXES	3,459,395
INCOME TAX EXPENSE	853,668
NET INCOME	$ 2,605,727

See notes to financial statements.

WILLIS TOWERS WATSON SECURITIES, LLC
(A Wholly Owned Subsidiary of Willis of Michigan, Inc.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD AUGUST 18, 2022 (date of registration) TO DECEMBER 31, 2022

BALANCE — August 18, 2022 (date of registration)	$ 567,354
Net income	2,605,727
BALANCE — December 31, 2022	$3,173,081

See notes to financial statements.

WILLIS TOWERS WATSON SECURITIES, LLC
(A Wholly Owned Subsidiary of Willis of Michigan, Inc.)

STATEMENT OF CASH FLOWS
FOR THE PERIOD AUGUST 18, 2022 (date of registration) TO DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	2,605,727
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Commissions and fees receivable		(275,000)
Receivables from Parent		(217,993)
Accounts payable, accrued expenses, and other liabilities		19,939
Net cash provided by operating activities		2,132,673
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payable to Parent		2,248,746
Net cash provided by investing activities		2,248,746
NET INCREASE IN CASH AND CASH EQUIVALENTS		4,381,419
CASH AND CASH EQUIVALENTS — August 18, 2022 (date of registration)		600,000
CASH AND CASH EQUIVALENTS — December 31, 2022	$	4,981,419

See notes to financial statements.

1. ORGANIZATION

Willis Towers Watson Securities, LLC (the "Company") is a broker-dealer that is registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company, a wholly owned subsidiary of Willis of Michigan, Inc. (the "Parent"), was formed as a limited liability company on November 2, 2021 and issued 100 membership shares which are wholly owned by the Parent. The Parent made a capital contribution to the Company of $600,000 on January 24, 2022 with business commencing on August 18, 2022 when FINRA membership was granted.

The Company is registered to engage in investment advisory services for clients and the referral of registered representatives to unaffiliated broker-dealers for commissions and other distribution payments.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Parent provides the Company with management, accounting, and recordkeeping services, and allocates a relevant portion of these costs to the Company. Because of these services provided by the Parent, the Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

Risks and Uncertainties of the Economic Environment

Beginning with the COVID-19 pandemic, there have been adverse changes in global commercial activity, particularly in the global supply chain and workforce availability, and significant volatility in the global financial markets including, among other effects, occasional declines in the equity markets, changes in interest rates and reduced liquidity on a global basis. If our costs grow significantly in excess of our ability to raise revenue, our margins and results of operations may be materially and adversely impacted and we may not be able to achieve our strategic and financial objectives.

Although we believe we have adapted to the unique challenges posed by COVID-19 surrounding how and where we do our work, we are also impacted by the negative effect on workforce availability, which could hamper our ability to grow our capacity on pace with increasing demand for our services. We expect the market for talent to remain highly competitive for at least the next several months. We will continue to monitor the situation and assess any implications to our business and our stakeholders.

Cash — The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. There is no restricted cash or cash equivalents included in the cash balance.

Commissions and Fees Receivable — Commissions and fees receivable are recognized net of allowance for uncollectible accounts. Credit losses are recorded, when necessary, in an amount considered by management to be sufficient to recognize incurred losses for uncollectible accounts to state the commissions and fees receivable at their net realizable value. The Company recognized

receivables from commissions and fees of $0 and $275,000 at August 18, 2022 (date of registration) and December 31, 2022, respectively. The Company did not have any contract assets and liabilities at August 18, 2022 (date of registration) or December 31, 2022. There was no impairment expense recognized for the period August 18, 2022 (date of registration) to December 31, 2022.

Revenue Recognition —The Company is registered with FINRA to provide investment advisory services and referral of registered representatives to unaffiliated broker-dealers for commissions and other distribution payments ("Override and trading commissions").

Override and trading commissions – Customer contract revenue is earned from the sale of variable annuities and mutual fund shares. The Company may receive commissions upon the sale of a mutual fund or annuity as well as trail commissions as long as the security stays in place. The Company believes that its sole performance obligation is performed on the trade date as this is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. As such, all fixed consideration is recognized as of the trade date. Trail commissions are variable amounts and are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved (typically at a point in time that cannot be determined in advance due to the determination of a fund asset value). These amounts are recognized monthly, quarterly, or annually, depending upon the terms of the specific agreement. The uncertainty of these variable amounts is dependent on the value of assets at future points in time and are influenced by market conditions.

Investment advisory services – Investment advisory fees consist primarily of retainers and periodic fees, earned in connection with advising on both buyers' and sellers' transactions. Fees are also earned for related advisory work and other services such as providing fairness opinions and valuation analyses. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction, opinion or analysis is delivered) as this is when value has been transferred to the client. There were no transactions for investment advisory fees for the period August 18, 2022 (date of registration) to December 31, 2022. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. There were no contract liabilities arising from investment advisory fees as of August 18, 2022 (date of registration) or December 31, 2022.

Reimbursed expenses – As the Company generally acts as a prinicpal, all client reimbursable expenses, including those relating to travel, other out-of-pocket expenses and any third-party costs, are included in revenue, and an equivalent amount of reimbursable expenses is included in other operating expenses as a cost of revenue as incurred. There were no reimbursable expenses for the period August 18, 2022 (date of registration) to December 31, 2022.

Interest income – Recognized as earned and included within other income in the accompanying statement of operations. There was no interest income for the period August 18, 2022 (date of registration) to December 31, 2022.

Income Taxes — The Company is included in the consolidated federal and unitary state income tax returns filed by the Parent. The Company's share of the consolidated income taxes is determined using the modified "separate-return" method. Under this method, the Company determines current and deferred expense or benefit for the period as if the Company was filing a separate tax return. The Company's policy is to recognize a current income tax benefit for federal and state net operating losses when generated as these losses are utilized by the Parent and domestic subsidiaries. Also, for the purposes of evaluating whether existing net deferred tax assets are realizable the Company can consider its expectation of whether net deferred tax assets will ultimately be realized at the consolidated tax return level. The Company has not identified any unrecognized tax benefits for the period August 18, 2022 (date of registration) to December 31, 2022.

Use of Estimates — These financial statements conform to U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Estimates are used when accounting for discretionary compensation, share-based compensation, accrued liabilities, income taxes, commitments and contingencies, and revenue recognition.

Fair Value of Financial Instruments — At December 31, 2022, the Company had financial instruments including cash, commissions and fees receivable, receivables from Parent, payables to Parent, and accounts payable. The carrying value of these financial instruments approximated their estimated fair values because of their short-term nature.

Recent Accounting Pronouncements —

There were no new pronouncements that are expected to have a significant impact to the Company or its financial statements.

3. INCOME TAXES

For the period August 18, 2022 (date of registration) to December 31, 2022, the income tax expense consists of the following:

Current:		
Federal	$	692,196
State		161,472
Deferred:		
Federal		-
State		-
Income tax expense	$	853,668

Effective tax rate reconciliation

The income tax benefit differs from the amount computed using the U.S. federal statutory income tax rate as follows:

Income before taxes		3,459,395
U.S. federal statutory income tax rate		21%
Income tax expense at U.S. federal tax rate		726,473
Adjustments to derive effective tax rates:		
Non-deductible expenses		-
State taxes		127,195
Income tax expense	$	853,668

4. RELATED-PARTY TRANSACTIONS

The Parent provides the Company with various services, including management, accounting, and record keeping services, and allocates these costs to the Company. The Company recorded allocated management and administration expense of $1,354,228 from the Parent for the period August 18, 2022 (date of registration) to December 31, 2022, and such amount is included in other operating expenses in the accompanying statement of operations. At December 31, 2022, the Company has a liability owed to the Parent of $2,291,554 for allocated management and accounting services, salary and benefits allocations, state and federal taxes, and other miscellaneous expenses. The Company also has a receivable from Parent of $228,155 at December 31, 2022 for state and federal taxes.

5. FAIR VALUE MEASUREMENT

The Company follows FASB ASC 820, *Fair Value Measurement and Disclosure* ("ASC 820"), for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurement, establishes a framework for measuring fair value, and expands disclosure about such fair value measurement.

The Company also follows the provisions of FASB ASC 825, *The Fair Value Option for Financial Assets and Financial Liabilities*, which permit an entity to choose to measure eligible financial instruments and other items at fair value as well as requires disclosures of estimated fair value of financial instruments carried at amortized cost at December 31, 2022.

At December 31, 2022 the Company did not have any financial instruments that were required to be measured at fair value on a recurring or non-recurring basis. The Company also did not make any elections to carry financial instruments at fair value as the Company determined that the carrying value of cash, commissions and fees receivable, other receivables from Parent, payables to Parent, and accounts payable approximated fair value.

6. CONCENTRATION OF RISKS

The Company maintains its cash balances with major depository institutions, in amounts which may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk on such deposits.

7. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 12.5% of aggregate indebtedness. At December 31, 2022, the Company had net capital of $2,669,926 that was $2,380,989 in excess of its required net capital of $288,937. The Company's ratio of aggregate indebtedness to net capital was 0.8658 to 1 at December 31, 2022.

8. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were issued on February 28, 2023. No subsequent events were noted that required adjustment or disclosure in the financial statements.

* * * * * *

WILLIS TOWERS WATSON SECURITIES, LLC

SCHEDULE G

(A Wholly Owned Subsidiary of Willis of Michigan, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2022

Net capital — total member's equity	$ 3,173,081
Deductions — non-allowable assets from statement of financial condition:	
Commissions and fees receivable	(275,000)
Receivables from Parent	(228,155)
Total non-allowable assets	(503,155)
Total net capital	2,669,926
Minimum net capital required (the greater of 12.5% of aggregate indebtedness or $5,000)	288,937
Excess net capital	$ 2,380,989

Computation of Aggregate Indebtedness

Liabilities from Statement of Financial Condition	$ 2,311,493
Percent of aggregate indebtedness to net capital (liabilities divided by total net capital)	0.8658

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities Exchange Act of 1934

There are no material differences between the above computation and computation included in the Company's unaudited FOCUS Report filed by the Company on January 24, 2023.

See Report of Independent Registered Public Accounting Firm.

WILLIS TOWERS WATSON SECURITIES, LLC **SCHEDULE H**

(A Wholly Owned Subsidiary of Willis of Michigan, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE PERIOD AUGUST 18, 2022 (date of registration) TO DECEMBER 31, 2022

The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 as the Company's business activities are limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and the referral of registered representatives to unaffiliated broker-dealers for commissions and other distribution payments in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See Report of Independent Registered Public Accounting Firm.

WILLIS TOWERS WATSON SECURITIES LLC
EXEMPTION REPORT

Willis Towers Watson Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> The Company is filing this Exemption Report because the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and (2) referral of registered representatives to unaffiliated broker-dealers for commissions and other distribution payments in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

<u>Willis Towers Watson Securities LLC</u>

I, Kevin Earls, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.



Kevin Earls
Chief Executive Officer of
Willis Towers Watson Securities LLC

February 28, 2023

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Those Charged with Governance of
Willis Towers Watson Securities, LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which Willis Towers Watson Securities, LLC (the “Company”) stated the following:

(1) The Company is filing this Exemption Report because the Company’s business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and (2) referral of registered representatives to unaffiliated broker-dealers for commissions and other distribution payments in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and statements as well as the provisions contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the statements referred to above. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934, the provisions contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

WithumSmith+Brown, PC

New York, New York

February 28, 2023